UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒        Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐        No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐        No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐        No: ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CNPJ/MF No. 02.558.134/0001-58

Publicly Traded Company

NIRE 33300262539

NOTICE TO SHAREHOLDERS

Payment of Extraordinary Dividends

In accordance with the minutes of the Meeting of the Board of Directors held on February 5, 2009, TELE NORTE LESTE PARTICIPAÇÕES S.A. (“TNLP”) informs its shareholders that a distribution of extraordinary dividends was approved, as follows:

(a) Total Amount. The shareholders of the Company as of February 6, 2009 will be paid a total amount of R$1,196,563,947.13 (one billion, one hundred and ninety-six million, five hundred and sixty-three thousand, nine hundred and forty-seven reais and thirteen centavos).

(b) Payment Date. The dividends approved therein will be paid on February 16, 2009 to the shareholders, through Banco do Brasil S/A, as follows:

1.    Amount of Extraordinary Dividends. The shareholders of the Company as of February 6, 2009 will be paid the following extraordinary dividends:

Share	Price per Share (R$)	Total Amount (R$)
TNLP3 (Common Share)	3.13	399,203,333.13
TNLP4 (Preferred Share)	3.13	797,360,614.00
Total		1,196,563,947.13

(c) Shares will be traded ex-extraordinary dividends, as of February 9, 2009.

2.    Payment Terms. (a) Shareholders eligible to receive extraordinary dividends and that hold checking accounts at Banco do Brasil on the payment date (February 16, 2009) will be paid through their respective checking accounts, provided that, by February 15, 2009, they have expressly accepted such option; (b) other eligible shareholders, duly identified, shall request at the Banco do Brasil branch of their choice the issuance of a payment notice for cashier’s draft; (c) shareholders whose shares are in custody with the CBLC – Companhia Brasileira de Liquidação e Custódia will receive payment through their respective custodian agents.

3.    Registration. (a) In order to receive extraordinary dividends, shareholders whose registrations are incomplete or outdated shall present the following documentation at the Banco do Brasil branch of their choice: ID document, Individual Taxpayers’ Register (Cadastro de Pessoas Físicas – CPF) and proof of address; or, if the shareholder is a company, a copy of the National Registry of Legal Entities (Cadastro Nacional de Pessoa Jurídica – CNPJ) and a copy of the bylaws, with the respective power-of-attorney.

(b) Shareholders that are represented by attorneys-in-fact/law shall grant specific powers in a public instrument, stating the term of such instrument and indicating the amount and class of shares that entitled to the dividends.

Rio de Janeiro, February 5, 2009.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig

Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer